TURNER FUNDS

1205 Westlakes Drive, Suite 100

Berwyn, PA 19312

February 4, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Turner Funds (the “Trust” or the “Registrant”)

(1933 Act Registration No. 333-00641)

(1940 Act Registration No. 811-07527)

Ladies and Gentlemen:

In response to the staff’s comments on Post-Effective Amendment No. 70 to the Trust’s Registration Statement on Form N-1A under the 1933 Act, and Amendment No. 71 to the Trust’s Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended (the “Post-Effective Amendment”), the Trust acknowledges that the Securities and Exchange Commission (the “Commission”) has not passed upon the adequacy or accuracy of the Post-Effective Amendment, including the prior performance disclosure.  The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment.  The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Commission from taking any action with respect to the Post-Effective Amendment.  The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours,

Turner Funds

By:	/s/ Brian F. McNally
Brian F. McNally
Secretary